Ms. Debra Rubano, Esq.
Morgan Stanley Emerging Markets
Domestic Debt Fund, Inc.
1221 Avenue of the Americas
New York, New York 10020

Re: Morgan Stanley Emerging Markets Domestic Debt Fund, Inc. (the "Fund")
        File Numbers 811-22011 & 333-140328

Dear Ms. Rubano:

        On January 30, 2007, the Fund filed a registration statement on Form N-2 under
the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940
("1940 Act"). We will review the Fund's financial statements and other information
submitted in a subsequent amendment and may have comments regarding that
information.

        Our comments regarding the filing are set forth below.

General

1.   Please state in your response letter whether the NASD will or has reviewed the
proposed terms and arrangements of the transaction involved in the registration
statement. In this connection indicate whether the NASD has reviewed the payments by
the adviser of the upfront marketing and structuring fee paid to Morgan Stanley & Co.
Incorporated in connection with the sale of Fund shares as discussed under the caption
"Underwriters." Indicate also whether the NASD aggregated such payments with sales
loads, sales incentives or other fees for purposes of determining compliance with NASD
guidelines on underwriter compensation.

2.   Please see the U.S. Securities and Exchange Commission, A Plain English
Handbook (1998). Please review and revise the disclosure where it appears necessary so
as to assure conformity with the Commission's plain English requirements. For example,
reformat the disclosures appearing in all capital letters at the end of the discussion
captioned "Tax Matters." Please use a different way to make the disclosure prominent.
Explain the meaning of the terms "equitize cash" appearing under the sub-caption
"Prospectus Summary – The Fund's Investments." Revise the disclosure captioned "The
Fund's Investments – Investment Objectives and Policies" so as to present the
information in more than one densely constructed paragraph. The discussion captioned
"The Fund's Investments – The Fund's Investments" appears to list those investments

over the next nineteen pages. We suggest you indent the discussion to assist the reader in following the structure of this discussion. Lastly, the following items should be revised, as follows: i) under the sub-caption "Preferred Shares" the third and fourth sentences are redundant and one should be deleted, and ii) delete the phrase "or inflation linked bond" from the initial sentence of the disclosure sub-captioned "Yankee Dollar Obligations, Eurobonds, Global Bonds," in light of a discussion bearing that sub-caption appearing immediately above it.

3.   The word "Domestic" in the Fund's name to a typical investor means the U.S. or native to this country. Consider whether investors may be confused by the word in the Fund's name and whether it should be changed.

4.   Explain the Fund's plan for addressing its obligation to file reports with respect to the fidelity bond coverage required by Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act").

5.   The table on the cover relates to the amount of securities being registered. Confirm that securities used to fulfill over-allotments, if any, will be included in the table on the facing page of the registration statement.

6.   Check the appropriate boxes on the cover of the registration statement.

Prospectus Cover

7.   Confirm that the disclosure on the cover and elsewhere in the document meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

8.   Add disclosure to the effect that an investment in the Fund involves substantial risk. In this connection, see Item 1.j. of Form N-2 regarding funds with speculative or high risk policies.

9.   Cover page disclosure states: "The debt obligations include (i) Sovereign Debt Obligations (as defined herein) . . ." Clarify the meaning of the underlined clause.

10.   The next sentence states: "For purposes of the Fund's policies, an issuer is located in an emerging market country if (i) the principal trading market for its securities is in an emerging market country, . . . or (iii) it is a government entity of, is organized under the laws of, or has a principal office in, an emerging market country." In our view investments deemed to satisfy the Fund's emerging market test should satisfy (i) and (iii) above, except that the underlined provision is sufficient standing alone.

11.   Other disclosure states that: "The Fund may invest in emerging market countries such as Indonesia, Malaysia, Thailand, the Czech Republic, Hungary, Poland, Russia, Slovakia, Turkey, South Africa, Brazil, Chile, Colombia, Mexico and Peru." In light of

the underlined clause confirm that the Fund's investments will not also include issuers or companies located in China, Sudan, North Korea, Iran, Syria or Cuba.

12.   Later disclosure states that: "The Fund may also invest in warrants, structured investments or other Strategic Transactions, which may be <u>used to maintain exposure</u> of at least 80% of its assets to (*sic*) debt obligations of issuers located in emerging market countries that are denominated in the local currency." Confirm, if accurate, that 80% of the Fund's investments may consist entirely of any or all of the enumerated instruments, i.e., that such instruments are deemed to be the economic equivalent of the Fund's intended debt investments. Explain the manner in which the Fund's strategic investments are believed to be the economic equivalent of a direct investment in the Fund's chosen debt securities.

13.   The cover page should be formatted such that the disclosure that begins with the sub-caption "No Prior History" more clearly appears as a separate paragraph.

14.   Disclosure following the price table indicates that the Fund's adviser will pay a marketing and structuring fee to the Underwriter. What services are received in return for the fee? Differentiate these services from those provided by the advisor.

15.   A disclaimer regarding insured institutions appears immediately prior to the Table of Contents. Disclosure similar to this disclaimer is required by Form N-1A for funds sold through banks. Explain any special significance of this disclosure appearing in this filing.

Prospectus

16.   Disclosure sub-captioned "Prospectus Summary – Investment Objectives and Policies" defines the term "Managed Assets." Confirm to the staff that this definition is equivalent to net assets plus borrowing for investment purposes. The sub-caption also contains disclosure which states that the Fund's debt obligations include, debt obligations of non-governmental issuers located in emerging market countries, including bonds, convertible securities and commercial paper. List all of the indicated types of securities in which the Fund contemplates making investments.

17.   Revise the following disclosure appearing under the sub-caption "Prospectus Summary – The Fund's Investments" by changing the underlined word to "will:" "The Fund <u>intends</u> to invest primarily in debt obligations of issuers located in emerging market countries that are denominated in the local currency."

18.   A later sub-caption regarding corporate debt indicates that the Fund's investments in such debt: "will include, but are not limited to, fixed rate, floating rate, zero coupon and inflation linked bonds and notes." List all of the indicated types of securities in which the Fund contemplates making investments, except such investments deemed not

material. Conform the disclosures under the sub-captions regarding "Other Debt Obligations" and "Currency," that immediately follow this discussion

19.   Define the underlined term appearing under the discussion sub-captioned "Strategic Transactions" in the following sentence: "The Fund may invest in warrants, structured investments and <u>various other strategic investment transactions</u> described below . . ." With respect to the various types of derivatives listed in this disclosure discuss at an appropriate location how these instruments are valued for purposes of complying with the Fund's 80% test. The last paragraph of this discussion states that: "There is no limitation on the extent to which the Fund may engage in currency hedging transactions." Explain the meaning of this statement to the staff in light of the Fund's 80% test,

20.   Disclosure sub-captioned "Prospectus Summary – Use of Leverage" states: "If the Fund issues Preferred Shares, costs of that offering <u>(including the sales load paid to the underwriter for the offering of the Preferred Shares)</u> will be borne immediately by the holders of the common shares and result in a reduction of the net asset value of the common shares." Explain to the staff and confirm the accuracy of the underlined statement that common shareholders pay the sales load for purchases of preferred shares.

21.   Revise the first paragraph of the discussion sub-captioned "Prospectus Summary – Principal Risks of the Fund – Investments in Emerging Markets" to indicate that investing in emerging market securities involves special considerations not typically associated with investing in the securities of other foreign or U.S. issuers.

22.   The discussion sub-captioned "Prospectus Summary – Principal Risks of the Fund – Sovereign Debt Securities Risk" discloses that some debtors may be unwilling to repay their obligations and that: "Holders of government debt, including the Fund, may be requested to participate in the rescheduling of such debt and to extend further loans to government debtors." Add disclosure indicating whether the Fund may invest in defaulted securities.

        In implementing the Fund's investment policies and strategies, please be aware that a Fund may not exclude from its concentration policy securities issued by a foreign government. A Fund may not reserve freedom of action to concentrate in securities of a foreign government without indicating when and under what specific conditions any changes between concentration and non-concentration will be made.

23.   Disclosure sub-captioned "Prospectus Summary – Principal Risks of the Fund – Net Asset Value Discount" states: "Because the market price of the Fund's shares may be determined by factors such as net asset value, there is an increased risk that the Fund will trade at a discount to its net asset value for a period following the offering." The sentence is confusing and should be revised.

24.   Disclosure sub-captioned "Prospectus Summary – Principal Risks of the Fund – Convertible Securities Risk" states: "The Fund may invest in convertible securities rated below investment grade." Characterize these securities as "junk."

25.   Revise the discussion sub-captioned "Prospectus Summary – Principal Risks of the Fund – Structured Products Risk" to more clearly describe the issuers or entities referred to thereunder, including whether such issuers are exempt under the 1940 Act.

26.   Revise the discussion sub-captioned "Prospectus Summary – Principal Risks of the Fund – Preferred Share Risk" to reflect the managers conflict of interest with respect to the issuance of such shares in light of the fact that the adviser's fee is based on managed assets.

27.   Disclosure sub-captioned "Prospectus Summary – Principal Risks of the Fund – General Leverage Risk" states: "The Adviser nevertheless may determine to continue to use leverage if it expects that the benefits to the Fund's stockholders will outweigh the risk of a reduced return." Explain to the staff why the Fund would ever leverage if the cost exceeded the return.

28.   Inform to the staff whether the 1.00% of net assets for advisory fees referenced in the fee table is equal to the 1.00% of Managed Assets referenced earlier under "Prospectus Summary – Adviser and Administrator." Although the Annual Expenses segment of the fee table contains a reference to footnote 4, no actual footnote bearing that number appears in the disclosure. Conversely, footnote 3 has no text reference. Correct these errors.

        The line item "Interest Payments on Borrowings" should be revised to include payments associated with preferred shares.

        Indent the table in footnote 3. Following the table in this note a paragraph appears which begins with the phrase: "The purpose of the table and the example . . ." It is unclear whether this paragraph is part of note 3 or a separate paragraph. Revise the formatting to clarify this matter. The second sentence includes a reference to the Fund's fiscal year end. On what date will the Fund's year end? The last two sentences of the paragraph should be made prominent. See Instruction 10.d. to Item 3 of Form N-2.

        Moreover, all footnotes to the fee table should be moved so as to follow the example.

        Revise the paragraph captioned "Example" by deleting the word "net" from the following clause: "assuming (i) total net annual expenses . . ."

29.   Disclosure captioned "The Fund's Investments – Use of Segregated and Other Special Accounts" discusses the Fund's asset segregation policy. The discussion notes

that certain OTC and OCC options call for cash settlement. That disclosure should be revised to cover the substance of the sample disclosure below:

> As a closed-end investment company registered with the SEC, the Fund is subject to the federal securities laws, including the 1940 Act, related rules, and various SEC and SEC staff positions. In accordance with these positions, with respect to certain kinds of derivatives, the Fund must "set aside" (referred to sometimes as "asset segregation") liquid assets, or engage in other SEC-or staff-approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to "cash-settle," the Fund must cover its open positions by setting aside liquid assets equal to the contracts' full, notional value. With respect to forwards and futures that are contractually required to "cash-settle," however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily marked-to-market (net) obligations, if any (i.e., the Fund's daily net liability, if any), rather than the notional value. By setting aside assets equal to only its net obligations under cash-settled forward and futures contracts, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts. The use of leverage involves certain risks. See "Risk Factors." The Fund reserves the right to modify its asset segregation policies in the future to comply with any changes in the positions articulated from time to time by the SEC and its staff.

30.   Disclosure captioned "The Fund's Investments – Other Investments" discusses reverse repurchase agreements and dollar roll transactions. Add disclosure which indicates the contemplated extent or amount of such transactions.

31.   Revise the first paragraph of the disclosure captioned "The Fund's Investments – Warrants" so as to clearly indicate that the Fund expects to invest in fixed income as well as common stock warrants, as indicated in the second paragraph of that discussion.

32.   Revise the disclosure captioned "The Fund's Investments – Temporary Investments" to indicate that the investments will be liquid.

33.   Investment restrictions 4 (borrowing) and 6 (senior securities) indicate that such activities may be engaged in to the extent permitted by the 1940 Act and the rules, regulations, or other relief granted thereunder. Add disclosure at an appropriate location that explains what the 1940 Act currently permits or prohibits and what it intends to do with respect to these activities.

        Add disclosure which states the Fund's fundamental policy regarding investment in real estate.

34.   Disclosure captioned "Management of the Fund – Portfolio Managers" states: "The Fund's assets are managed within the Emerging Markets Debt team. The team

consists of portfolio managers and analysts. Current members of the team who are jointly and primarily responsible for the day-to-day management of the Fund are . . . Members of the team collaborate to manage the assets of the Fund. The composition of the team may change <u>without notice from time to time</u>." Revise the disclosure to clarify that other portfolio managers on the team, if any, do not collaborate in managing the Fund. With respect to the underlined disclosure, will the Fund give notice or inform shareholders when portfolio managers change?

35.   Reformat the second paragraph under this sub-caption so as to present the information in tabular form.

36.   Reconcile the statements made in the last two sentences of the first paragraph under the discussion captioned "Dividends and Distributions; Dividend Reinvestment Plan**"** regarding the distribution of capital gains.

37.   With respect to the disclosure captioned "Certain Provisions of Maryland Law and of the Fund's Charter and Bylaws - Control Share Acquisition," it is the view of the staff that the Fund's reliance on the provisions of Maryland's Control Share Statute may constitute a violation of §18(i) of the 1940 Act. The Fund should add disclosure consistent with the staff's position or explain why it believes implementation and reliance on the statute may be appropriate.

Part C – Signature Page

38.   The filing does not contain the signatures required by §6 of the Securities Act.

　　　*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

_____
Larry L. Greene
Senior Counsel

Monday, March 05, 2007